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                                GIANT FOOD INC.
                               6300 SHERIFF ROAD
                            LANDOVER, MARYLAND 20785

                                          May 29, 1998

Dear Stockholder:

     The Board of Directors of Giant has met to consider the tender offer that Royal Ahold is making for all the outstanding shares of Class A (Non-Voting) Common Stock of Giant at a price of $43.50 per share. As you are likely aware, Royal Ahold has entered into an agreement with The 1224 Corporation to acquire all the outstanding shares of Class AC (Voting) Common Stock and an agreement with J Sainsbury plc to acquire all the outstanding shares of Class AL (Voting) Common Stock. Under these two agreements, which are described more fully in the enclosed Schedule 14D-9, Ahold will acquire all the voting securities of Giant. Under the agreement with The 1224 Corporation, Ahold agreed to make the tender offer, and it may not purchase the Class AC shares unless it also purchases all the Class A shares that are tendered.

     The Board of Directors has unanimously determined that the tender offer is in the best interests of the Company and the holders of the Class A shares and recommends that stockholders accept the offer and tender all of their Class A shares pursuant to the offer.

     In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors which are described in the enclosed
Schedule 14D-9. The Schedule 14D-9 also contains additional information with respect to the transaction. We urge you to consider this information carefully.

                                          Sincerely yours,

                                          /s/ Pete Manos
                                          Pete L. Manos
                                          Chairman of the Board, President,
                                            and Chief Executive Officer